Davis & Gilbert LLP
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New York, New York 10019
(212) 468-4800

DIRECT DIAL NUMBER	MAIN FACSIMILE
(212) 468-4944	(212) 468-4888
EMAIL ADDRESS	PERSONAL FACSIMILE
rnorton@dglaw.com	(212) 974-6969

May 4, 2007

VIA EDGAR

Perry Hindin, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Solomon Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-138240

Dear Mr. Hindin:

On behalf of Solomon Technologies, Inc. (the “Company”), we are writing to respond to the staff’s letter of comment dated May 3, 2007 pertaining to Amendment No. 3 to the captioned registration statement on Form SB-2. We hope that with this correspondence we can iron out the remaining issues in advance of filing Amendment No. 4 to the registration statement.

We have reproduced below the comments set forth in your letter. Our responses are set forth below the comments.

Note 2. Summary of Significant Accounting Policies, Page F-7

Goodwill, page F-8

1.
We note that you determined that there was an impairment of goodwill of $3,346,153 “due to stock volatility and an unexpected increase in the price of the Company’s stock on and around the closing date of the transaction.” In Note 3 you disclose that you completed the acquisition of Technipower LLC on August 17, 2006. On that date, your common stock closed at $1.40. We note that the lowest price of your common stock subsequent to the acquisition in September, October, November and December was $1.92, $1.23, $0.80 and $1.70. On December 29, 2006, the closing price was $2.08. Please reconcile your explanation with the actual prices of your common stock subsequent to the closing of the Technipower acquisition since these prices do not reflect a temporary increase in your stock price around the acquisition date. Tell us and revise to provide a description of the facts and circumstances that lead to the goodwill impairment, consistent with paragraph 47(a) of SFAS 142.

In connection with our acquisition of Technipower LLC, the Board of Directors appointed a committee of independent directors to negotiate a purchase price with the sellers. In connection with this process, management engaged an independent valuation firm to value Technipower. The valuation firm’s report was used by the independent committee to assist in the negotiations and to set the final purchase price. The report concluded that Technipower had an estimated fair value of $5.9 million, excluding any assumed liabilities. This conclusion was primarily based on discounted cash flow analysis. Management and the independent committee believed that the method and assumptions used were appropriate and that the valuation estimate was reasonable.

In structuring the Technipower purchase price in August 2006, the Company agreed to issue preferred stock with a fair value of $3 million and common stock with a fair value of $2.9 million. To protect the sellers from the possibility of significant volatility in the common stock closing price, the parties agreed that the Company would issue a number of shares of common stock equal to $2.9 million divided by the average closing price of the Company’s common stock over two 30-day periods, one ending three days before the closing and one ending two days before the closing. The average closing price approximated $0.65 a share so the Company issued 4,461,537 shares of common stock.

Shortly before the closing the market price began to rise and it reached $1.40 on the closing date. Because of this increase the 4,461,537 shares of common stock issued were worth $6.2 million on the closing date. Therefore, the value of the equity instruments issued was $9.2 million, which resulted in an incremental $3.3 million of goodwill on the date of acquisition.

We performed a goodwill impairment review in the fourth quarter of 2006 as described in our responses to comments 2 through 4 below. Based on our analysis, we concluded that the carrying value of the net assets of Technipower were overstated by approximately $3.3 million. Such amount was recorded as an impairment charge in the fourth quarter of 2006.

Although the market price of our common stock during the fourth quarter of 2006 remained higher than the $0.65 price used to calculate the number of shares under the acquisition agreement, the post-closing market price of the common stock is not relevant to the impairment analysis. We will modify the relevant disclosure as described in response to comment 4 below to clarify that we are referring to stock price volatility prior to the closing.

2.
We also note that in your explanation of the impairment you refer to the agreed upon value of $0.65 that was in the acquisition agreement. You also state that the amount of the goodwill impairment represents “the $0.76 per share difference between the closing market price on the date of the closing and the previously agreed to value between the buyer and seller.” Under SFAS 142, you should determine the amount of goodwill impairment based upon its implied fair value. To help us understand your accounting, please tell us in sufficient detail how you determined the fair value of your reporting unit consistent with paragraph 19 of SFAS 142. And compare the calculated fair value to the carrying value. Discuss any differences in the assessment of fair value used to test for goodwill impairment and the assessment of fair value at the date of the acquisition.

We considered the results of the independent valuation report of Technipower as a starting point to determine the fair value of the reporting unit as of December 31, 2006. We challenged the assumptions used in that report and considered the actual and expected operating results of Technipower. We concluded that the assumptions used in the valuation model continued to be appropriate at December 31, 2006. We then compared the fair value of Technipower to the net carrying value and concluded that there was impairment.

Our methods and assumptions to determine fair value of Technipower at the acquisition date and to conduct the December 31, 2006 impairment review were based on operational expectations for future cash flows. The value of our stock issued in the transaction increased unexpectedly prior to the closing, resulting in an appreciable increase in the total value of the acquisition and corresponding goodwill. At December 31, we did not see an appreciable increase in the future cash flows associated with Technipower to justify the carrying value of the goodwill on the balance sheet.

3.
Further, explain to us in sufficient detail how you determined the implied fair value of the goodwill for purposes of measuring the amount of the impairment of your goodwill, consistent with paragraphs 20 - 21 of SFAS 142.

We followed Paragraphs 20 and 21 of SFAS 142 to calculate the goodwill impairment amount. We allocated the estimated fair value of Technipower to its assets and liabilities in a similar manner as the original purchase accounting in August 2006. We then compared the implied goodwill of $2.9 million to the carrying value of goodwill of $6.2 million. Based on our analysis, we concluded that goodwill was impaired by $3.3 million.

4.	Next, revise your disclosure to be consistent with the method you actually used to determine the amount of the goodwill impairment under SFAS 142.

In Amendment Number 4 to the registration statement we will replace the disclosure under the caption “Goodwill” on page F-8 with the following:

Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair values of the identifiable assets acquired and liabilities assumed. The Company tests for impairment annually in its fourth quarter, or whenever events or circumstances occur indicating that goodwill might be impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized.

In connection with our 2006 annual impairment review, management determined that there was impairment of goodwill related to the Company's acquisition of Technipower, which is now our Power Electronics Division. The reason for the impairment was that on the closing date the Company issued preferred stock and common stock for the purchase of Technipower in excess of the estimated fair value of Technipower. To protect the sellers from the possibility of significant volatility in the market price of the common stock prior to closing, the parties had agreed that the Company would issue a number of shares of common stock equal to $2.9 million divided by the average closing price of the Company’s common stock over two 30-day periods, one ending three days before the closing and one ending two days before the closing. The average closing price approximated $0.65 a share so the Company issued 4,461,537 shares of common stock. Shortly before the closing the market price began to rise and it reached $1.40 on the closing date. Because of this increase the 4,461,537 shares of common stock issued were worth $6.2 million on the closing date. We determined the fair value of the Power Electronics Division at December 31, 2006 using a present value of future cash flow method. We compared this amount to the net asset carrying amount of the Power Electronics Division and concluded that there was impairment. To measure the amount of impairment, we compared the implied goodwill of $2,874,000 based on the fair value of the Power Electronics Division to the carrying amount of goodwill of $6,220,000 and concluded that goodwill was impaired by $3,346,000.

We will also replace the disclosure in the last full paragraph on page F-10 with the following:

In connection with our 2006 annual impairment review, management determined that there was impairment of goodwill related to the Company's acquisition of Technipower, which is now our Power Electronics Division. The reason for the impairment was that on the closing date the Company issued preferred stock and common stock for the purchase of Technipower in excess of the estimated fair value of Technipower. To protect the sellers from the possibility of significant volatility in the market price of the common stock prior to closing, the parties had agreed that the Company would issue a number of shares of common stock equal to $2.9 million divided by the average closing price of the Company’s common stock over two 30-day periods, one ending three days before the closing and one ending two days before the closing. The average closing price approximated $0.65 a share so the Company issued 4,461,537 shares of common stock. Shortly before the closing the market price began to rise and it reached $1.40 on the closing date. Because of this increase the 4,461,537 shares of common stock issued were worth $6.2 million on the closing date. We determined the fair value of the Power Electronics Division at December 31, 2006 using a present value of future cash flow method. We compared this amount to the net asset carrying amount of the Power Electronics Division concluding that there was impairment. To measure the amount of impairment, we compared the implied goodwill of $2,874,000 based on the fair value of the Power Electronics Division to the carrying amount of goodwill of $6,220,000 concluding that goodwill was impaired by $3,346,000.

* * * *

Please telephone the undersigned at (212) 468-4944 with any questions or comments you may have regarding this letter.

Very truly yours,
/s/ Ralph W. Norton
Ralph W. Norton

cc:	Peter W. DeVecchis, Jr.